November 23, 2009

VIA FAX (703.813.6939)
Larry Spirgel, Assistant Director
Kathryn Jacobson, Senior Staff Accountant
Kyle Moffatt, Accountant Branch Chief
United State Securities And Exchange Commission
Mail Stop 3720
Washington, D. C. 20549

Re: Artfest International, Inc. Filing Responses

Dear Mr. Spirgel, Ms. Jacobson, and Mr. Moffatt:

Thank you for providing us with your review comments. We are preparing the requested documents and responses to your comments; however, due to the upcoming holidays, we would like to respectfully request an extension for filing our responses to you. We request a response date of December 15, 2009, or a date more suitable to you. Please let me know if this is acceptable to you. Feel free to contact me via phone at 940-206-8674 or email evakser@artfestinternational.com. I look forward to hearing from you.

Thank you,

Edward Vakser
CEO
Artfest International, Inc.

Artfest International, Inc., Art Expo Center, 13342 Midway, Suite 250, Dallas, TX  75244 USA
Phone: 877-278-6672 • Fax: 866-534-2847 • www.ArtfestInternational.com • Stock Symbol: ARTS